Exhibit 99.138

NexTech AR Integrates Zoom Video Conferencing Into Remote Work & Learning Platform

New Technology Enhances Zoom Calls With Augmented Reality

New York, NY – Toronto, ON –March 24th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality for eCommerce and AR learning applications, is pleased to announce that it has integrated Zoom (NYSE: ZM) into Jolokia’s Inferno platform extending the capabilities of Zoom meetings out to 100,000 people concurrently with real-time Q&A Plus immersive AR creating a one of a kind new platform. NexTech has a binding LOI to acquire remote video training, live streaming software company Jolokia; whose blue-chip customers include Merck, Toyota Viacom CBS, Polycom and others.

What the Inferno - Zoom meetings integration means

●	Now, you can extend the value of your Zoom meetings out to 100,000 people concurrently with Q&A on the Inferno Platform, amplify your video experiences and other live events in one simple interface that covers all of your work-from-home needs.

●	Users can also launch a Zoom meeting from within the Inferno platform, upload a recorded Zoom meeting and make it keyword searchable with closed captioning in 64 languages.

●	With added features like live moderated questions and simple registration this integrated platform can extend corporate meetings, school classes and lectures, product demonstrations, and trade show presentations to wide audiences while maintaining a high-quality small Zoom conference experience and also maintaining real-time moderated interactivity.

Evan Gappelberg, NexTech CEO comments, “We are moving very fast with the team at Jolokia and with this Zoom integration we have created a tremendous amount of value for the combined companies. As everyone has experienced lately the Zoom platform works really well for a small group but glitches when many people join”. He continues, “With the Jolokia and Zoom integration we have created net new platform capabilities which exceed that of a Zoom conference alone. As of today we can now broadcast a Zoom live conference with enhanced AR to 100,000 thousand of people, without any glitching, which is huge”.

With corporate meetings and events going virtual through online collaboration and web conferencing tools, NexTech has developed a method to seamlessly integrate 3D photo realistic holograms of people and products to these virtual events through it’s ARitize App. Whether you need to host a full-featured conference, a keynote for a major product announcement, a virtual booth to welcome your partners, investors, and advocates, or remote training sessions, NexTech is able to help you reach the heart of your audience, with our unique AR touch.

Pete Mastin, CEO of Jolokia comments, “With the integration of NexTech’s augmented reality holograms, our Inferno platform is well positioned as the world’s most advanced Video Learning Experience Platform (LXP). Combining live broadcasting with Interactive Video, Artificial Intelligence and Holograms, corporations are now able to rapidly deliver immersive, engaging learning experiences anywhere” He continues, “We are very excited to merge with NexTech AR as we believe the combination of our Inferno Platform with NexTech’s formidable tech stack will create a new generation of Learning & Development products that will gamify the learning experience in a way that has not been seen before.”

Evan Gappelberg, CEO of NexTech commented “On January 28th we announced that we had started working with the team at Jolokia to integrate our AR into their Video Learning Experience Platform. The NexTech team quickly cracked the code on the integration of our AR into their platform, creating an enormous opportunity for both companies”. Gappelberg continues, “Imagine watching a training video, going to a virtual conference or webinar and being able to take what you are seeing on screen and put it in the room with you as a 3D/AR experience. Having AR seamlessly work in video training, virtual conferences or webinars provides us with competitive differentiation and a very timely addition to our AR omni-channel offerings. With the spread of the Coronavirus all governments, Learning Institutions and Corporations are forcing a huge paradigm shift in society to remote work, training and learning creating massive new demand which should lead to explosive adoption for this platform. We expect to see a big upside in this deal for NexTech shareholders”.

With the Global coronavirus pandemic disrupting all large gatherings, demand for remote training is surging which will undoubtedly drive awareness and adoption of the company’s video conferencing, live streaming and remote training platform with integrated AR features. Many global companies including Google, Microsoft, Twitter. Hitachi, Apple, Amazon, Chevron, Salesforce and Spotify have rolled out mandatory work-from-home policies amid the spread of Covid-19. The fast-spreading Covid-19, has increased demand for Jolokia’s software as schools close, business travel, conferences and leisure travel are all cancelled and more employees work from home. The work-from-home trend had already started with ZOOM’s (ZM) popularity before the Coronavirus. Now that the Coronavirus has emerged demand has surged which should drive demand for the merged company’s remote-work AR tools which include: AR-virtual conferences,AR-live streaming, AR-webcasting, AR-remote training.

Recent Company News in 2020:

●	The Aritize360 “early Access” app available in March. The app, once launched, will be a boost to the revenue-generating power of the existing AR eCommerce solution and recently launched 3D/AR advertising platform.

●	The company achieved $800,000 in revenue for the month of January 2020 and gross profits of $528,000 representing a 66% Gross profit versus a 59% gross profit last month. This is the highest revenue achieved in a single month for NexTech, which represents a 110% increase in revenue and 172% increase in gross profits year over year.

●	For the month of February of $685,000 and gross profit margin of 66% or $450,000 representing a 184% increase in revenue and 271% increase in gross profits year over year.

●	The company received an additional 2020 order from Walther Arms, most famous as the manufacturer of James Bond’s Walther PPK.

●	The company has signed a new contract to provide AR to Steyr Arms, a world-renowned firearms manufacturer. Steyr has been a pioneer and innovator in the firearms industry for over 150 years and now supplies products to over 50 of the world’s militaries.

●	The company has launched a major enhancement by expanding the platform to serve Apple’s .USDZ files alongside the default format GLTF.

●	The company announced a new partnership with Poplar (www.poplar.studio) that will allow Poplar to leverage NexTech AR’s cutting-edge WebAR technology, and NexTech AR to make use of Poplar’s brand new AR campaign creation platform.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first  ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it on’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

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On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.